QuickLinks -- Click here to rapidly navigate through this document

Exhibit 99(a)(1)(K)

For Immediate Release Contact: Susan Hoff, Best Buy Co., Inc. 952-947-2443 susan.hoff@bestbuy.com

Lisa Svac Hawks, Musicland 952-931-8325 lhawks@musicland.com

Tender Offer Begins for Musicland Common Stock

    MINNEAPOLIS, December 21, 2000—Best Buy Co., Inc. (NYSE: BBY) today announced it has commenced a cash tender offer for all shares of common stock of Minneapolis-based Musicland Stores Corporation (NYSE: MLG) at a price per share of $12.55, net to the seller in cash, without interest. The tender offer is made pursuant to the Agreement between the Company and Musicland announced on December 7, 2000.

    Best Buy agreed to acquire Musicland for $685 million (includes assumption of $260 million in debt). The tender offer expires at 12:00 midnight, New York City time, on Monday, January 22, 2001, unless the tender offer period is extended by the Company in accordance with the terms of the tender offer.

    Musicland shareholders of record and beneficial owners of shares will receive tender offer materials via mail. Copies of the tender offer statement, the solicitation/recommendation statement and certain related documents are available at the SEC's Web site at www.sec.gov or from the Information Agent or Dealer Manager for the tender offer, as set forth in the tender offer documents filed with the SEC.

    Musicland Group is the number one mall-based retailer of pre-recorded home entertainment products. The company's more than 1,300 retail stores attract over 300 million customer visits each year. Musicland employs 14,000 people in 49 states, including Puerto Rico and the US Virgin Islands under the names: Sam Goody, Suncoast, Media Play and On Cue.

    This press release is neither an offer to purchase nor a solicitation of an offer to sell shares of Musicland Stores Corporation. Musicland stockholders are advised to read the tender offer statement and the solicitation/recommendation statement regarding the tender offer referred to in this news release, which has been filed with the SEC. The tender offer statement (including an offer to purchase, letter of transmittal and related tender offer documents) and the solicitation/recommendation statement contain important information, including the terms and conditions of the tender offer, which should be read carefully before any decision is made with respect to the tender offer.

About Best Buy Co., Inc.

    Minneapolis-based Best Buy Co., Inc. (NYSE: BBY) is the nation's number one specialty retailer of consumer electronics, personal computers, entertainment software and appliances. The Company reaches consumers nationwide through its more than 400 retail stores located in 41 states and online at http://www.bestbuy.com/

QuickLinks

Tender Offer Begins for Musicland Common Stock